
HE THING I
HE HAL

Opportunities

We are currently raising funds for our first feature film, ***The Thing in the Hall,*** a psychological horror story built for a professional independent release. Your support will help us bring the film through production, post-production, marketing, and distribution preparation. Join us as we build Darkbox Entertainment from the ground up, help us launch our first feature, and be a part of bringing bold, values-based storytelling to life.

Learn about The Thing in the Hall

Support The Thing in the Hall

Bringing a feature film to life takes a community of people who believe in the story. We invite you to join us on this journey as we bring our first feature film to screen. Whether you choose

to support our film through Direct Support, Charitable Giving, Revenue Share Investment, or an In-Kind Contributions, your partnership brings us one step closer to making it happen.


1
Direct Support
Check, Venmo, Paypal, Zelle, and Bank Transfers

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2
Charitable Giving
100% Tax-Deductible through this 501(c) (3) website & non-profit partner

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3
Revenue Share Investment
Become a stakeholder through our Wefunder campaign & receive a potential return on your investment

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4
In-Kind Contributions
Support the production and donate goods or services to help offset our budget

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*Revenue Share Investments - We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder. Any indication of interest involves no obligation or commitment of any kind.

Have Questions? Let's Talk.

If you're interested in supporting *The Thing in the Hall* or want to learn more about the project, we'd love to connect. Schedule a quick call through Calendly and we

can talk through the film, the vision, and the best way for you to get involved.



Darkbox.